Mail Stop 4561

September 18, 2008

VIA USMAIL and FAX (641) 472 - 7320

Mr. Peter Lamoureux
Director, President, and Treasurer
The Everest Fund, L.P.
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556

  Re: **The Everest Fund, L.P.**
    Form 10-K for the Year Ended December 31, 2007
    File Nos. 000-17555

Dear Mr. Peter Lamoureux:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Cicely LaMothe
       Branch Chief